        Exhibit 99.1

ICON Schedules Fourth Quarter and Full Year 2025 Earnings Conference Call and Acknowledges Receipt of Deficiency Notice from Nasdaq

Dublin, Ireland, May 26, 2026 - ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today announced that it will release financial results for the fourth quarter and full year 2025 results after the market closes on Wednesday, May 27, 2026. The Company will hold a conference call and webcast to discuss its financial results and performance on Thursday, May 28, 2026 at 8:00am ET.

The Company also announced that, as expected, as a consequence of not yet having filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”), the Company has received a written notice from Nasdaq indicating that it is not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires timely filing of all required periodic financial reports with the U.S. Securities and Exchange Commission.

The notice has no immediate impact on the listing or trading of the Company’s securities. Nasdaq has provided the Company with 60 calendar days from the date of the notice to submit a plan to regain compliance.

The Company expects to regain compliance upon filing the Form 20-F, which it currently anticipates completing in advance of the conference call.

Other Information

Certain statements contained herein are forward-looking statements. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the finalization of and timing of filing the Form 20-F and the Company’s ability to regain compliance with the Listing Rule. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “may,” “opportunities,” “plans,” “position,” “potential,” “predicts,” “projects,” “proposed,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available. Actual results may differ materially from those stated or implied by forward-looking statements due to risks and uncertainties associated with the Company's management and operations, and forward-looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to: risks related to the ability of the Company to finalize the Form 20-F and complete the external audit; delays due to unforeseen additional work needed to complete the filing of the Form 20-F; risks related to Company’s plan to regain compliance with the Listing Rule; and other factors, including those factors described in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F most recently filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise, except to the extent required by law.

About  ICON plc
ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,100 employees in 97 locations in 55 countries as of December 31, 2025. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F